Exhibit 12.1

Whole Foods Market, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	September 29, 2013	September 30, 2012	September 25, 2011	September 26, 2010	September 27, 2009
Earnings:
Income before income taxes	$894	$752	$552	$412	$251

Rent expense	374	353	322	304	282
	x 1/3	x 1/3	x 1/3	x 1/3	x 1/3
One-third of rent expense	125	118	107	101	94
Interest expense	—	—	4	33	37
Fixed charges to add to earnings	125	118	111	134	131
Total available earnings	$1,019	$870	$663	$546	$382

Fixed charges:
Interest expense	$—	$—	$4	$33	$37
Capitalized interest	—	1	3	4	5
Total interest	—	1	7	37	42
One-third of rent expense	125	118	107	101	94
Preferred share dividends	—	—	—	6	28
Total fixed charges	$125	$119	$114	$144	$164

Ratio of earnings to fixed charges	8.18x	7.33x	5.83x	3.81x	2.33x